How we bought this offering at a discount Inbox ×

MASTERWORKS

Anthony DeSimone, Masterworks <adesimone@masterworks.com>
to me

Hello Sam,

Our acquisitions team is always looking for a good deal. Our latest Christopher Wool offering is a perfect example.

This painting was estimated to sell between $8M-12M at auction. The auction house was so confident in the work they guaranteed the owner they would buy it if it didn't sell. Since ~25% of paintings don't find buyers at auction, the auction house was unlucky and wound up owning it. Rather than keep it on the balance sheet, the auction house decided to offload it at a steep discount.

Because of this, the offering is just $4.4M, or 26% below our internal fair market value—which we appraised after we knew it didn't sell—and 56% below the auction house's mid-range estimate (one of many factors to consider).

Why was it appraised at $6M? Over the past 10 years, similar works have sold at auction for $7M (2021), $10.6M (2014), and even $29.9M (2015), among others.

Check it out here and view the offering circular below.

Thanks,

Anthony DeSimone
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Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281